Exhibit 12.1

BHP Billiton Group

RATIO OF EARNINGS TO FIXED CHARGES

In accordance with IFRS	Year ended June 30, 2015 (1)	Year ended June 30, 2014 Restated (2)	Year ended June 30, 2013 Restated (2)	Year ended June 30, 2012 Restated (2)	Year ended June 30, 2011 (3)
Earnings
Income before income taxes, excluding equity in earnings of associates and JV’s, after exceptional items	7,508.0	20,550.0	19,686.0	20,107.0	31,255.0
add:
Fixed charges	760.9	650.7	1,197.1	789.5	650.8
Distributed income of equity investees	723.0	1,250.0	710.0	712.0	0.0
subtract:
Capitalised interest	(148.0)	(182.0)	(290.0)	(190.0)	(256.0)

Total adjusted earnings	8,843.9	22,268.7	21,303.1	21,418.5	31,649.8
Fixed Charges
Interest costs (expensed and capitalised)	551.0	687.0	973.0	604.0	502.0
Portion of rent expense representative of interest factor	209.9	219.5	224.1	185.5	148.8
Pre-tax earnings required to cover any preferred stock dividend requirements	0.0	0.0	0.0	0.0	0.0

Total fixed charges	760.9	906.5	1,197.1	789.5	650.8
Ratio of Adjusted Earnings to Fixed Charges	11.6	24.6	17.8	27.1	48.6

(1)	Presented on a Continuing operations basis with the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32 Limited (“South 32”).
(2)	Presented on a Continuing operations basis and have been restated for the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32.
(3)

Presented on a Continuing and Discontinuing operations basis and not restated for the effect of South32. Additionally, the FY2011 figures have not been restated for the effects of accounting standards and interpretations and other voluntary changes in accounting policy, which were effective in FY2014. As a result the applicable FY2011 ratios are not comparable.